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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

M.D.C. HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 Per Share

(Title of Class of Securities)

552676108

(Cusip Number)

David D. Mandarich, 3600 S. Yosemite St., Suite 900, Denver, CO 80237
(303) 773-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552676108			SCHEDULE 13D	Page 2 of 4 Pages

1.	Name of Reporting Person: David D. Mandarich		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,502,563

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,502,563

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,502,563

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.99%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 552676108	SCHEDULE 13D	Page 3 of 4 Pages

AMENDMENT
NO. 10
TO THE
SCHEDULE 13D

     The Reporting Person, David D. Mandarich, hereby amends his Schedule 13D relating to Common Stock, par value $0.01, of M.D.C. Holdings, Inc.

Item 2. Identity and Background

     (b) The Reporting Person’s business address is: 3600 South Yosemite Street, Suite 900, Denver, CO 80237.

     (c) The Reporting Person’s present principal employment is as President, Chief Operating Officer and Director of M.D.C. Holdings, Inc., 3600 South Yosemite Street, Suite 900, Denver, CO 80237.

Item 5. Interest in Securities of the Issuer

     (a)-(b) As of the close of business on January 28, 2005, the Reporting Person, by virtue of the language of Rule 13d-3, may be deemed to own beneficially and to hold the sole power to vote and dispose of, in the aggregate the number and percentage of the Issuer’s Common Stock set forth below opposite his name (based upon the number of shares of the Issuer’s Common Stock that were outstanding as of November 3, 2004 as reported in the Issuer’s Form 8-K filed on December 15, 2004 and as adjusted to reflect the Issuer’s subsequent stock split in the form of a 30% stock dividend).

Name	Shares of Common Stock	Percentage

David D. Mandarich (1)(2)	3,502,563	7.99%

(1)	Includes 1,887 shares of Common Stock owned by the Reporting Person’s minor children and 2,727 shares of Common Stock held in the Reporting Person’s 401(k) Plan account.

(2)	Includes 659,085 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of January 28, 2005.

CUSIP No. 552676108	SCHEDULE 13D	Page 4 of 4 Pages

     (c) The following table sets forth the transactions by the Reporting Person listed in Item 5(a) during the past sixty days.

Trade	Price Per
Date	Share ($)	David D. Mandarich

11/22/04	n/a	60,000	(1)

11/22/04	n/a	60,000	(2)

11/22/04	n/a	60,000	(3)

12/01/04	n/a	3,847	(4)

(1) Reflects the grant of an option covering 60,000 shares under the Company’s 2001 Equity Incentive Plan (78,000 shares after Issuer’s January 10, 2005 stock split in the form of a 30% stock dividend). This option vests as to 20% of the shares covered thereby on November 22, 2007, and cumulatively as to an additional 20% on each of November 22, 2008, 2009, 2010 and 2011. These options were granted at 105% of the November 22, 2004 market close price.

(2) Reflects the grant of an option covering 60,000 shares under the Company’s 2001 Equity Incentive Plan (78,000 shares after Issuer’s January 10, 2005 stock split in the form of a 30% stock dividend). This option vests as to 20% of the shares covered thereby on November 22, 2007, and cumulatively as to an additional 20% on each of November 22, 2008, 2009, 2010 and 2011. These options were granted at 110% of the November 22, 2004 market close price.

(3) Reflects the grant of an option covering 60,000 shares under the Company’s 2001 Equity Incentive Plan (78,000 shares after Issuer’s January 10, 2005 stock split in the form of a 30% stock dividend). This option vests as to 20% of the shares covered thereby on November 22, 2007, and cumulatively as to an additional 20% on each of November 22, 2008, 2009, 2010 and 2011. These options were granted at 115% of the November 22, 2004 market close price.

(4) Reflects a gift of 3,847 shares.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2005.

By:	/s/ David D. Mandarich David D. Mandarich President, Chief Operating Officer and Director